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                                                                  Exhibit (a)(4)



                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
                                 345 Park Avenue
                            New York, New York 10154
                                Tel: 212-326-6753
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FOR IMMEDIATE RELEASE

                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
                   OFFERS RIGHT TO DEMAND REDEMPTION OF SHARES

         New York, New York, September 2, 1998 - Scudder Spain and Portugal Fund, Inc. announced today that it is offering its shareholders the right to demand the redemption of their shares of the Fund at net asset value, in an aggregate amount of up to 4,883,365 shares of the outstanding common stock of the Fund, representing 75% of its outstanding shares (the "Redemption Right"). Redeeming shareholders will receive a pro rata portion of each of the securities (other than short-term fixed income securities with maturities of less than one year, securities with transfer restrictions, and certain illiquid securities) and cash held in the Fund's investment portfolio, subject to adjustment for fractional shares and certain expenses relating to distribution of proceeds. The consideration for each share redeemed (before expenses) will be equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on October 1, 1998, the valuation date, unless the Redemption Right is extended. The portfolio securities distributed in such redemption will be valued as of that valuation date. On September 1, 1998, the net asset value of a share of the Fund was $17.16 per share. The redemption right and withdrawal rights will expire at 5:00 P.M., Eastern Time, on September 30, 1998, unless the redemption right is extended. If the offer is extended beyond September 30, 1998, the purchase price for the shares and the value of the portfolio securities distributed will be determined as of the close of the regular trading session of the New York Stock Exchange on the first business day following the expiration date, as extended. If more than 4,883,365 shares are presented for redemption and not withdrawn prior to the expiration date of the redemption right, the Fund will repurchase shares on a pro rata basis, in accordance with the number of shares presented for redemption.

         The purpose of this redemption right is to provide shareholders who may no longer wish to participate in this closed-end investment vehicle with the opportunity to demand the redemption of all of their shares in-kind in order to elect to realize the net asset value of their shares.

         While the Fund will distribute portfolio securities as consideration for shares redeemed, each of the redeeming shareholders may elect to retain or to liquidate the portfolio securities that such shareholder will receive. A facility to liquidate portfolio securities will be made available as
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a convenience to the Fund's shareholders, although shareholders electing liquidation will bear the costs of liquidating the portfolio securities, as well as the market risks associated with the securities pending liquidation and distribution of proceeds.

         The terms and conditions of the Redemption Right are set forth in the Fund's Redemption Right Statement, dated September 2, 1998, and the related Letter of Transmittal. Questions and requests for assistance or for copies of the Redemption Right Statement, Letter of Transmittal, and any other Redemption Right documents should be directed to the Information Agent, Shareholder Communications Corporation, 17 State Street, Floors 27 and 28, New York, NY 10004, or 1-800-733-8481, extention 426.

         The Fund is a non-diversified, closed-end U.S. registered management investment company. Its investment manager is Scudder Kemper Investments, Inc. and its lead portfolio manager is Joan R. Gregory.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer of the Redemption Right is made only by the Redemption Right Statement and the related Letter of Transmittal. The Redemption Right is not being offered to, nor will redemption requests be accepted from or on behalf of, holders of shares in any jurisdiction in which offering or participating in the Redemption Right would violate that jurisdiction's laws.

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